

Berrett–Koehler
Publishers

A community dedicated to creating a world that works for all

Our Mission & Values

Berrett-Koehler is an independent publisher dedicated to an ambitious mission: **Creating a World That Works for All.**

We believe that to truly create a better world, action is needed at all levels: societal, organizational, and individual. We publish groundbreaking books focused on each of these levels: BK Currents books on national and global change, BK Business books on organizational change, and BK Life books on individual change. On the following pages is a sampling of our books in these three categories.

A major theme of our publications is "Opening Up New Space." Our books challenge conventional thinking, introduce new ideas, and foster positive change. Their common quest is changing the underlying beliefs, mind-sets, institutions, and structures that keep generating the same cycles of problems, no matter who our leaders are or what improvement programs we adopt.

The Secret of Our Success

Our ability to attract and retain top authors is one of the most notable aspects of Berrett-Koehler's publishing program. Over 75 authors have published multiple books with BK. We asked some why they have chosen to publish again and again with Berrett-Koehler, and here is a sampling of their comments.

"Berrett-Koehler stands behind their books and involves their authors, unlike any other publisher in my experience. As an author, I feel treasured and involved, and I know that an entire staff is committed to my success. They not only believe in their authors, they believe in their authors' messages."
Margaret J. Wheatley, author of *Leadership and the New Science, Turning to One Another,* and *Finding Our Way* and coauthor of *A Simpler Way*

"I publish with Berrett-Koehler because they set a standard for integrity, professionalism, and author support without equal in the industry. Few experiences in my life have equaled the joy and sense of accomplishment that have come from the experience of working with the total support of such an exceptionally dedicated and talented editorial, design, and marketing team."
David C. Korten, author of *When Corporations Rule the World, The Post-Corporate World,* and *The Great Turning*



We strive to practice what we preach—to operate our publishing company in line with the ideas in our books. At the core of our approach is stewardship, which we define as a deep sense of responsibility to administer the company for the benefit of all of our stakeholder groups: authors, customers, employees, investors, service providers, suppliers, sales partners, and the communities and environment around us. We seek to establish a partnering relationship with each stakeholder that is open, equitable, and collaborative.

We are grateful to the thousands of readers, authors, and other friends of the company who consider themselves to be part of the BK Community. We hope that you, too, will join us in our mission.

We Add Value Throughout the Publication Process

Berrett-Koehler is known for publications that are consistently high in quality, usefulness, and originality. We achieve this by first being highly selective: we publish only 30 to 40 titles per year from the many hundreds proposed to us annually. Next we provide extensive editorial guidance to authors—including detailed manuscript reviews by outside readers who are the target audiences for each book—to help shape, improve, and refine each manuscript. We further add value through professional book design and production to make each book attractive, functional, and well crafted. Then we work closely with authors to market each book through many channels, as described in this brochure.



"It has been an honor to work with the Berrett-Koehler family. And family it is. Not only do you get to know everyone on their team and receive an honest invitation to contact them directly, but you also have a chance to know all of their other authors as well. The learning, support, and information exchange amongst authors is something we have never seen with any other publisher."
Beverly Kaye and Sharon Jordan-Evans, authors of *Love 'Em or Lose 'Em* and *Love It, Don't Leave It*

"My work with Berrett-Koehler has been one of the highlights of my professional life. And the reason can be summed up in one word: integrity! Berrett-Koehler keeps the small and large promises they make. They got behind me as a person and treated me like we were in true partnership."

Richard J. Leider, author of *The Power of Purpose* and coauthor of *Repacking Your Bags, Whistle While You Work, Claiming Your Place at the Fire,* and *Something to Live For*

"Of the half-dozen publishers I've had in the last 40 years, Berrett-Koehler stands most squarely on the side of the author. They are among a tiny handful of publishers who read, take seriously, and seek to integrate into their life and work the principles advocated in their books."
Marvin Weisbord, author of *Discovering Common Ground* and co-author of *Future Search* and *Don't Just Do Something, Stand There!*

"The horror stories I have heard about working with publishers simply don't happen with BK. Everyone in the organization is committed to working with the principles of their carefully thought-out collection of books. It's wonderful to feel respect for and partnership with the people who are taking care of the author's product."
Janelle Barlow, coauthor of *A Complaint Is a Gift, Emotional Value, Smart Videoconferencing,* and *Branded Customer Service*

About **Berrett-Koehler**

- **Independent Publisher:** Founded in 1992, Berrett-Koehler remains an independent company owned by our employees, authors, customers, service providers, and other stakeholders.

- **Sales Success:** Over 115 BK books (1 out of every 3 that we have published) have sold over 20,000 copies across all U.S. and international editions. Thirty have sold over 100,000 copies, and 4 have sold over 500,000 copies.

- **Bestseller Lists:** BK books have appeared on numerous bestseller lists, including those of the *New York Times*, Book Sense, the *Washington Post*, the *Los Angeles Times*, the *Denver Post*, the *San Francisco Chronicle*, *BusinessWeek*, the *Wall Street Journal*, and many others.

- **Rights Sales:** We have made over 1,800 foreign language, audio, video, digital, book club, and other rights sales. BK books have been translated into over 40 different languages.

- **Multichannel Marketing:** BK books are marketed through many different channels, including chain and independent bookstores, online booksellers, media publicity, e-mail marketing, Web sites, direct mail, special sales, corporate sales, conferences, distributors around the world, and others.

- **Media:** BK authors have appeared on ABC, NBC, CBS, PBS, CNN, Fox, CNBC, CSPAN-Book TV, NPR, Democracy Now, Air America, New Dimensions Radio, and scores of other television and radio outlets. Our books have been featured in *Time, Newsweek,* the *New York Times, USA Today,* the *Wall Street Journal,* the *Financial Times, The Economist, AlterNet,* and hundreds of other magazines, newspapers, and online publications.

- **Awards:** Over 40 BK books have won national awards.

BK Currents

BK Currents titles advance social and economic justice by exploring the critical intersections between business and society. Offering a unique combination of thoughtful analysis and progressive alternatives, BK Currents books promote positive change at the national and global levels.


NEW YORK TIMES BESTSELLER
John Perkins
Confessions of an Economic Hit Man

OVER 750,000 SOLD
TRANSLATED INTO
25 LANGUAGES


The Classic International Bestseller
UPDATED & EXPANDED— INCLUDING FIVE NEW CHAPTERS
When Corporations Rule the World
David C. Korten
SECOND EDITION
FOREWORD BY DANNY GLOVER

OVER 140,000 SOLD
TRANSLATED INTO
20 LANGUAGES


AFFLUENZA
The All-Consuming Epidemic

OVER 125,000 SOLD
TRANSLATED INTO
8 LANGUAGES


SCREWED
THE UNDECLARED WAR Against the Middle Class
THOM HARTMANN

OVER 40,000 SOLD


CRUNCH
WHY DO I FEEL SO SQUEEZED?
JARED BERNSTEIN

JUST PUBLISHED


THE ACCIDENTAL AMERICAN
Immigration and Citizenship in the Age of Globalization

JUST PUBLISHED

BK Business

BK Business titles pioneer new and progressive leadership and management practices in all types of public, private, and nonprofit organizations. They promote socially responsible approaches to business, innovative organizational change methods, and more humane and effective organizations.


LOVE 'EM
OR
LOSE 'EM
GETTING GOOD PEOPLE TO STAY
26 Engagement Strategies for Busy Managers
BEVERLY KAYE AND SHARON JORDAN-EVANS

OVER 500,000 SOLD
TRANSLATED INTO
20 LANGUAGES


INTERNATIONAL BESTSELLER
REVISED & UPDATED FOR TODAY'S WORKFORCE
Empowerment
Takes More Than
a Minute
SECOND EDITION
KEN BLANCHARD
JOHN P. CARLOS
ALAN RANDOLPH
ENGAGE PEOPLE AND
WATCH YOUR ORGANIZATION SOAR!

OVER 400,000 SOLD
TRANSLATED INTO
13 LANGUAGES


LEADERSHIP and the
NEW SCIENCE
DISCOVERING
ORDER IN A
CHAOTIC WORLD
MARGARET J. WHEATLEY

OVER 350,000 SOLD
TRANSLATED INTO
18 LANGUAGES


STEWARDSHIP
Choosing
Service
Over
Self-Interest
PETER BLOCK

OVER 175,000 SOLD
TRANSLATED INTO
5 LANGUAGES


MANAGERS
NOT MBAs
A hard look at the soft practice
of managing and management
development
HENRY MINTZBERG

OVER 70,000 SOLD
TRANSLATED INTO
11 LANGUAGES


Ben Cohen
Mal Warwick
values-driven
business
how to change the world,
make money, and have fun
OPPORTUNITY

OVER 50,000 SOLD OF
THE SOCIAL VENTURE
NETWORK SERIES TITLES

BK Life

BK Life titles help people create positive change in their lives and align their personal practices with their aspirations for a better world. They show people how they can improve their lives in ways that are beneficial for the families, organizations, communities, nations, and world in which they live and work.


Eat That Frog!
21 Great Ways to Stop Procrastinating and Get More Done in Less Time
Brian Tracy

OVER 600,000 SOLD
TRANSLATED INTO
31 LANGUAGES


INTERNATIONAL BESTSELLER
Leadership and Self-Deception
getting out of the box
The Arbinger Institute

OVER 600,000 SOLD
TRANSLATED INTO
20 LANGUAGES


RICHARD J. LEIDER
DAVID A. SHAPIRO
repacking your bags
LIGHTEN YOUR LOAD FOR THE REST OF YOUR LIFE

OVER 450,000 SOLD
TRANSLATED INTO
17 LANGUAGES


A peacock IN THE LAND OF PENGUINS
A Fable about Creativity & Courage

OVER 300,000 SOLD
TRANSLATED INTO
20 LANGUAGES


HOW TO GET IDEAS
Jack Foster
New Expanded Edition

OVER 125,000 SOLD
TRANSLATED INTO
18 LANGUAGES


DAN SULLIVAN
CATHERINE NOMURA
The Laws of LIFETIME GROWTH
ALWAYS MAKE YOUR FUTURE BIGGER THAN YOUR PAST

OVER 100,000 SOLD
TRANSLATED INTO
12 LANGUAGES

Berrett-Koehler in the News

"BK has become the publisher of choice for 'progressive' business writers such as David Korten, arch-critic of globalization, and Peter Block, whose 1993 bestseller *Stewardship—Choosing Service over Self-Interest* was an early BK hit… [Berrett-Koehler has developed] a model in which authors [are] part of the publication process. Writers are encouraged to be involved in design, production, distribution and marketing. Authors spend at least one day prior to publication in BK's…San Francisco headquarters talking through the steps in the publishing process… It sounds simple, yet most publishers offer this only to their star authors."

—Financial Times

"By turning the experience into a collaborative model that brings together the author, the editor, outside reviewers, and even readers, **Berrett-Koehler has established itself as a house authors call home**…'The big houses…basically give a book a six-week look, then they move on,' says [Ken] Blanchard, who has published five books with BK. '[Berrett-Koehler] is always asking what we can do to keep it going. It's win-win.'"

—Fast Company

"The publishing house is…unconventional organization-ally…**Authors, investors, suppliers, representatives of support institutions…and the company's employees all have a voice in decision-making**…And every author gets an Author Day—a full day during which the writer makes a presentation about the book's content, joins in design and production meetings, and brainstorms about promotion and marketing. That's quite a switch from most publishers, where authors are lucky if they get a say in the book's title."

—BusinessWeek Online

"At first, Howard Karger says, he couldn't figure it out. A…two-time Senior Fulbright Scholar, Karger is the author of multiple books. In late summer 2004 he found himself working for the first time with Berrett-Koehler… 'After 25 years of book publishing, I was suspicious,' he says. 'I was made to feel like part of the organization. Almost like staff.' He grew more wary when the publisher insisted that he travel to San Francisco to meet editorial, marketing, design and publicity staff. Finally, he realized, 'these were people doing what they believed in and producing books they were proud of. **Democracy for Berrett-Koehler is not just a slogan…'** In the rough-and-tumble world of book publishing, Berrett-Koehler stands out not only for its treatment of authors, but also for the manner in which it engages employees, business partners, readers and the community."

—From the announcement of the 2006 Business Ethics Award for Stakeholder Responsibility, presented by *Corporate Responsibility Officer* magazine to Berrett-Koehler Publishers



Berrett–Koehler Publishers, Inc.
235 Montgomery Street, Suite 650
San Francisco, CA 94104-2916
www.bkconnection.com